FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Third quarter, year ending March 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 1, 2008	By:	/s/ Toshio Hirota
Toshio Hirota Executive Managing Director

Consolidated Results of Operations (US GAAP) Third quarter, year ending March 2008

Nomura Holdings, Inc.

January 2008

1. This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2008 Nomura Holdings, Inc. All rights reserved.

2. Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5. This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6. The consolidated financial information in this document is unaudited.

NOMURA

Outline

Presentation

- Third Quarter Results Key Points (P4)
- Third Quarter Financial Highlights (P5)
- Third Quarter Business Segment Highlights (P6)
- Domestic Retail (P7)
- Global Markets (P8)
- Global Markets: Topics (P9)
- Global Investment Banking (P10)
- Global Merchant Banking (P11)
- Asset Management (P12)
- Segment "Other" (P13)
- Non-interest Expenses (Business Segment Total) (P14)
- Dividend Policy (P15)

Appendix

- Net Income and ROE (P17)
- Consolidated Income (P18)
- Main Revenue Items (P19)
- Adjustment of Consolidated Results and Segment Results: Income before Income Taxes (P20)
- Consolidated Balance Sheet (P21)
- Effect of Consolidation/Deconsolidation of Certain Private Equity Investee Companies (Non-interest Expenses) (P22)
- Domestic Retail Related Data (P23)
- Global Merchant Banking Related Data (P27)
- Asset Management Related Data (P28)
- Third Quarter Achievements (P31)
- League Tables (P32)
- Market Share Data (P33)
- Value at Risk (P34)
- Number of Employees (P35)

Full Year

- Consolidated Income (Annually)(P37)
- Main Revenue Items (Annually)(P38)
- Adjustment of Consolidated Results and Segment Results: Income before Income Taxes (Annually)(P39)

3

Third Quarter Results Key Points

Investment trust administration fees and other* increased for the 12th straight quarter.

Number one in Global Equity and Equity-related (Japan) and Any Japanese Involvement Financial Advisors (M&A Advisory) CY2007 league tables**.

Third quarter ROE of 4.1% (annualized) mainly due to global financial market turmoil.

* Domestic Retail **Thomson Financial

Third Quarter Financial Highlights

Net revenue for the third quarter was 276.1 billion yen (+25.4% QoQ, -14.5% YoY). Income before income taxes was 46.1 billion yen (-65.1% YoY). Net income was 22.6 billion yen (-71.4% YoY). ROE* for the third quarter was 4.1%.

*Annualized

Net Revenue

(billions of yen)

400

380.7 322.9 30.7 311.3 27.4 300 27.4 276.1 0.3 220.2 31.8 43.7 200 352.7 308.7 283.6 251.4

100 200.0 0 -2.6 -7.1 -13.1 -23.4 FY2007.3 FY2008.3 3Q 4Q 1Q 2Q 3Q

Income before Income Taxes

(billions of yen)

200 132.1 142.8 150 1.3 83.2 100 1.6 0.3 46.1

143.9 147.9 1.7 50 81.2 4.3

51.5 -2.6 0 -13.1 -2.4 -27.3 -7.1 -23.4 -46.5

NetIncome/ROE (Annualized)

(billions of yen)

100

Net Income (lhs)

25%

ROE (annualized, rhs)

80 20% 14.6% 13.7% 60 15%

79.1 40 6.0% 76.7 10% 4.1% 20 5% 33.1 22.6 0 0% -10.5 -1.9% FY2007.3 FY2008.3 3Q

4Q 1Q 2Q 3Q FY2007.3

FY2008.3

3Q 4Q 1Q 2Q 3Q

Unrealized gain (loss) on investments in equity securities held for operating purposes Effect of consolidation / deconsolidation of certain private equity investee companies

Business Segment results

Income before income taxes

Appendix

• Consolidated Income (Quarter): P18

• Adjustment of Consolidated Results and Segment Results: Income before

Income Taxes (Quarter): P20

Third Quarter Business Segment Highlights

Net revenue from all business segments for the third quarter was 251.4 billion yen (+25.7% QoQ, -18.6% YoY), and income before income taxes was 51.5 billion yen (-64.2% YoY).

Net Revenue

(billions of yen)

400 352.7 15.4 308.7 26.4 300 283.6 43.4 56.8 15.2 251.4

24.1 15.9 36.7 24.5 26.6 23.2 9.2 200.0 24.1 20.8 200 108.9 37.0 94.6 78.1

23.7 103.2 10.88.5

100 16.8 115.9 124.1 121.8 103.3 98.4 0 -0.9 -10.2

FY2007.3

FY2008.3

3Q 4Q 1Q 2Q 3Q

Income before Income Taxes

(billions of yen)

200 147.9 150 143.9 12.2 43.1

40.1

100

12.2 81.2 6.7 20.7 8.0 10.9 51.5 11.6 26.0 8.6 24.1 -27.3 23.9 5.7 50 7.7 24.4 5.4 46.9 43.3 50.6 32.2 28.5

0 -1.8 -12.3 -5.2 -0.5 -3.4 -67.7

-50 -3.9 -1.0

FY2007.3			FY2008.3
3Q	4Q	1Q	2Q	3Q

Appendix

• Domestic Retail :P7

• Global Markets :P8

• Global Investment Banking :P10

• Global Merchant Banking :P11

• Asset Management :P12

• Segment “Other” :P13

• Adjustment of Consolidated Results and Segment Results: Income before Income Taxes (Quarter):P20

Other

Asset Management Global Merchant Banking Global Investment Banking Global Markets Domestic Retail

NOMURA

Domestic Retail: Domestic Client Asset net asset inflow remained firm

Net revenue was 98.4 billion yen (-4.7% QoQ, -15.1% YoY). Income before income taxes was 28.5 billion yen (-11.5% QoQ, -39.2% YoY).

- Domestic Client Assets declined by 3 trillion yen from the end of September to 81.3 trillion yen at the end of December due to the stock market decline.
- Net asset inflow was 900 billion yen. The number of accounts with balance increased by 51,000* to 4.12 million accounts.
- Investment trust administration fees and other increased for twelfth straight quarter to 15.5 billion yen.
- Commissions for distribution of investment trusts** declined 11.1% QoQ to 31.4 billion yen, while stock brokerage commissions fell 8.3% QoQ to 18.7 billion yen.

* From end of prior quarter
** Nomura Securities (P23)

Net Revenue and Income before Income Taxes


Full Year
Quarter
(billions of yen)
(billions of yen)
Net interest revenue
Investment trust administration fees and other
Fees from investment banking
Sales credit
Commissions
Income before income taxes
500
400
300
200
100
0
150
100
50
0
249.3
305.8
304.4
446.5
440.1
35.7
79.5
81.2
197.2
160.9
115.9
124.1
121.8
103.3
98.4
46.9
43.3
50.6
32.2
28.5

Appendix:
- Retail stock brokerage commissions, commissions for distribution of investment trusts, domestic distribution volume of investment trusts, retail foreign currency bond sales, etc: P23
- Domestic Client Assets: P24
- Domestic Client Assets Net Asset Inflow: P25
- Number of Accounts: P26
- Third Quarter Achievements:P31

	FY2003.3	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2007.3		FY2008.3			QoQ	YoY
						3Q	4Q	1Q	2Q	3Q		
Commissions	104.1	155.2	174.0	269.4	251.4	63.6	73.9	68.4	62.4	**55.8**	**-10.5%**	**-12.3%**
Sales credit	95.7	97.8	73.7	109.0	96.8	26.7	26.2	33.2	20.5	**21.6**	**5.4%**	**-19.0%**
Fees from investment banking	15.0	26.1	24.5	26.4	24.0	8.9	5.1	3.4	3.3	**3.6**	**9.1%**	**-59.4%**
Investment trust administration fees and other	32.0	21.8	26.1	34.4	47.5	12.1	13.4	14.7	15.3	**15.5**	**1.4%**	**27.9%**
Net interest revenue	2.4	4.9	6.1	7.4	20.4	4.5	5.5	2.2	1.7	**1.8**	**5.7%**	**-60.1%**
Net revenue	249.3	305.8	304.4	446.5	440.1	115.9	124.1	121.8	103.3	**98.4**	**-4.7%**	**-15.1%**
Non-interest expenses	213.6	226.2	223.2	249.3	279.3	69.0	80.8	71.3	71.1	**69.9**	**-1.6%**	**1.3%**
Income before income taxes	35.7	79.5	81.2	197.2	160.9	46.9	43.3	50.6	32.2	**28.5**	**-11.5%**	**-39.2%**

7

NOMURA

Global Markets: Significant recovery from previous quarter

Net revenue was 103.2 billion yen (6.2x QoQ, +32.2% YoY). Income before income taxes was 24.4 billion yen (+1.1% YoY).

- In Fixed Income, interest rate and currency-linked derivative trading in Japan and Europe was solid.
- In Equity, stock trading was strong, equity derivative trading in Europe was solid, and revenue from Instinet was firm.

Net Revenue and Income before Income Taxes



Full Year
Quarter
(billions of yen)
(billions of yen)
400
300
200
100
0
120
90
60
30
0
-30
-60
236.0
284.1
243.1
371.1
290.0
93.6
120.8
60.2
157.7
58.8
78.1
94.6
108.9
16.8
103.2
24.1
23.9
26.0
-67.7
24.4
Other
Equity
Fixed Income
Income before income taxes

Appendix
- Third Quarter Achievements: P31
- Market Share Data: P33
- Value at Risk : P34

	FY2003.3	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2007.3		FY2008.3			QoQ	YoY
						3Q	4Q	1Q	2Q	3Q		
Fixed Income	154.0	174.0	119.8	173.8	123.1	51.8	21.8	42.4	-40.6	**32.3**	**-**	**-37.7%**
Equity	82.0	110.2	90.2	168.5	147.9	23.3	66.6	61.9	58.1	**68.0**	**17.2%**	**192.1%**
Other	0.0	0.0	33.1	28.8	19.1	3.0	6.2	4.6	-0.7	**2.9**	**-**	**-1.0%**
Net revenue	236.0	284.1	243.1	371.1	290.0	78.1	94.6	108.9	16.8	**103.2**	**515.8%**	**32.2%**
Non-interest expenses	142.4	163.3	182.9	213.4	231.2	53.9	70.6	82.9	84.5	**78.8**	**-6.7%**	**46.2%**
Income before income taxes	93.6	120.8	60.2	157.7	58.8	24.1	23.9	26.0	-67.7	**24.4**	**-**	**1.1%**

Notes 1: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.
2: Figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition.

8

Global Markets: Topics

US Mortgage Finance Business-related Exposure

US RMBS Business

US RMBS-related exposure* = Approx. 7.5bn yen

With flexible hedging operations, booked slight loss in 3Q

US CMBS Business

US CMBS-related exposure* = Approx. 170bn yen

Monoline Exposure

Effective exposure* is approx. 37bn yen

(Exposure* = approx. 79bn yen, Protection* = approx. 42bn yen)

* As of end of December 2007

Global Investment Banking: Top ranking in Equity and Equity-related and M&A Advisory league tables*

Net revenue was 20.8 billion yen (+92.0% QoQ, -13.8% YoY). Income before income taxes was 5.7 billion yen (-47.6% YoY).

- In equity finance, we acted as lead manager for Sony Financial Holdings' large IPO and other deals.
- In M&A, we acted as financial advisor on a tender offer by Japan Tobacco for Katokichi, and on the management integration of TIS and INTEC Holdings.

*Jan.-Dec. 2007 (Japan related), Thomson Financial

Net Revenue and Income before Income Taxes



Full Year
Quarter
(billions of yen)
160
120
80
40
0
69.1
70.9
75.4
99.7
99.2
12.8
17.2
29.2
51.5
44.4
(billions of yen)
40
30
20
10
0
24.1
26.6
36.7
10.8
20.8
10.9
11.6
20.7
-3.9
5.7
Net revenue
Income before income taxes

Appendix
- Third Quarter Achievements: P31
- League Tables: P32
- Market Share Data: P33

	FY2003.3	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2007.3		FY2008.3			QoQ	YoY
						3Q	4Q	1Q	2Q	3Q		
Net revenue	69.1	70.9	75.4	99.7	99.2	24.1	26.6	36.7	10.8	**20.8**	**92.0%**	**-13.8%**
Non-interest expenses	56.4	53.7	46.2	48.1	54.8	13.2	15.0	16.0	14.7	**15.0**	**2.0%**	**14.2%**
Income before income taxes	12.8	17.2	29.2	51.5	44.4	10.9	11.6	20.7	-3.9	**5.7**	**-**	**-47.6%**

Note: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.

10

Global Merchant Banking:

Net revenue was -10.2 billion yen. Income before income taxes was -12.3 billion yen.

Unrealized losses and gains booked due to valuation at fair value of certain investee companies in Europe.

Net Revenue and Income before Income Taxes

Net revenue

Income before income taxes

Full Year

Quarter

(billions of yen)

(billions of yen)

80 60 68.2 65.0 43.4 60 45 52.8 40 55.4 40.1 30 20 9.2 15 10.7 8.5 7.3 -6.6 -0.9 0 5.4 0 0.5 6.7 -10.2 -3.0 -5.2 -15.3 -12.3

Appendix

• Effect of consolidation / deconsolidation of certain PE investee companies (Non-interest Expenses) : P22

• Business exposure: P27

FY2007.3

FY2008.3

FY2003.3

FY2004.3

FY2005.3

FY2006.3

FY2007.3

QoQ

YoY

3Q 4Q 1Q 2Q 3Q

Net revenue

-6.6 10.7 7.3 68.2 65.0 9.2 -0.9 43.4 8.5 -10.2 —   —

Non-interest expenses

8.6 10.2 10.4 12.8 12.2 2.6 4.2 3.3 3.0 2.1 -29.6% -16.5%

Income before income taxes

-15.3 0.5 -3.0 55.4 52.8 6.7 -5.2 40.1 5.4 -12.3 —   —

NOMURA

Asset Management: Strong sales of newly-launched funds such as the Nomura New Global High Interest Rate Currencies Fund

Net revenue was 23.2 billion yen (-2.0% QoQ, -5.4% YoY). Income before income taxes was 8.6 billion yen (+12.3% QoQ, -29.1% YoY). Total assets under management remained roughly unchanged from end of September at 29.7 trillion yen*.

- Net assets in funds for bank customers** declined approximately 241.0 billion yen from the end of September to 1.9 trillion yen, while net assets in funds distributed through Japan Post Bank increased approximately 7.0 billion yen to 575.9 billion yen*.
- Sales of Nomura Global High Interest Rate Currencies Fund and newly-launched Nomura New Global High Interest Rate Currencies Fund were strong.

*As of end of December 2007
**Excludes Japan Post Bank and Nomura Trust & Banking

Net Revenue and Income before Income Taxes


Full Year
Quarter
(billions of yen)
(billions of yen)
Net revenue
Income before income taxes
100
80
60
40
20
0
30
25
20
15
10
5
0
40.4
40.3
49.0
65.8
90.1
4.0
0.5
10.0
20.6
36.5
24.5
24.1
26.4
23.7
23.2
12.2
8.0
12.2
7.7
8.6

Appendix
- Assets Under Management: P28,29
- Asset Management Related Data: P30

	FY2003.4	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2007.3		FY2008.3			QoQ	YoY
						3Q	4Q	1Q	2Q	3Q		
Net revenue	40.4	40.3	49.0	65.8	90.1	24.5	24.1	26.4	23.7	**23.2**	**-2.0%**	**-5.4%**
Non-interest expenses	36.3	39.8	39.0	45.2	53.6	12.4	16.1	14.2	16.0	**14.6**	**-8.8%**	**17.9%**
Income before income taxes	4.0	0.5	10.0	20.6	36.5	12.2	8.0	12.2	7.7	**8.6**	**12.3%**	**-29.1%**

Note: In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

12

Segment “Other”

“Other” income before income taxes was -3.4 billion yen.

Income before Income Taxes

Full Year Quarter (billions of yen) (billions of yen)

60 60 43.1 40 Approximately 34 billion yen

40 23.9

related to IPO of Nomura Real Estate Holdings

20

10.1 20 7.0 -0.5 0 0 -1.8 -1.0 -3.4 -20 -40 -30.5 -41.6 -60

FY2007.3 FY2008.3 FY2003.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3 Q o Q

Y o Y 3Q 4Q 1Q 2Q 3Q

Net gain/loss on trading related to -6.2 -12.8 -9.7 -64.8 -38.4 -11.9 -1.1 -14.4 2.8 0.4 -87.0% —

econom ic hedging transactions

Realized gain on investm ents in equity

1.7 1.2 6.9 8.4 18.1 13.0 0.3 2.1 -0.8 0.1 —   -99.0%

securities held for operating purposes

Equity in earnings of affiliates

-3.8 8.5 7.3 27.8 53.2 39.0 4.7 5.1 2.6 -5.2 —   —

Corporate item s

-9.4 -10.7 4.5 -7.4 -11.1 -5.9 -1.8 -9.7 -12.3 -11.8 —   —   Others* -23.9 20.7 1.0 5.4 2.1 8.9 -2.6 15.1 6.6 13.1 97.7% 46.5%

Incom e before incom e taxes

-41.6 7.0 10.1 -30.5 23.9 43.1 -0.5 -1.8 -1.0 -3.4 —   —

*Businesses not included in the five business divisions (Joinvest Securities, Nomura Trust & Banking, etc.) are included in Others. FY2003.3 includes 21.2 billion yen of impairment loss on investment of affiliates.

NOMURA

Non-interest Expenses (Business Segment Total)

Non-interest expenses (business segment total) were 199.9 billion yen (-12.1% QoQ, +21.3% YoY).



Full Year
Quarter
(billions of yen)
(billions of yen)
800
600
400
200
0
250
200
150
100
50
0
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
521.4
607.8
680.5
164.8
202.3
204.9
227.3
199.9



Compensation and Benefits
Full Year
Quarter
(billions of yen)
350
300
250
200
150
100
50
0
264.7
311.3
331.0
151.1
160.7
173.4
113.6
150.5
157.6
82.8
93.5
100.7
94.4
93.4
41.9
47.9
47.9
48.6
47.8
40.9
45.6
52.8
45.8
45.6
Fixed-type compensation and benefits
Variable-type compensation and benefits
FY2005.3
FY2006.3
FY2007.3
FY2007.3
FY2008.3
3Q
4Q
1Q
2Q
3Q

	FY2005.3	FY2006.3	FY2007.3	FY2007.3		FY2008.3			QoQ	YoY
				3Q	4Q	1Q	2Q	3Q		
Compensation and benefits	264.7	311.3	331.0	82.8	93.5	100.7	94.4	**93.4**	**-1.1%**	**12.8%**
Commissions and floor brokerage	22.1	31.4	49.8	11.8	18.1	22.7	22.6	**20.4**	**-9.7%**	**73.5%**
Information processing and communications	80.9	89.1	109.5	27.2	32.0	29.2	34.7	**33.9**	**-2.4%**	**24.7%**
Occupancy and related depreciation	50.8	50.8	57.4	13.5	17.6	15.9	15.1	**14.3**	**-5.8%**	**5.3%**
Business development expenses	26.2	30.6	35.3	8.4	10.4	8.8	9.9	**9.5**	**-4.2%**	**12.0%**
Other	76.6	94.7	97.5	21.1	30.8	27.6	50.6	**28.5**	**-43.7%**	**35.2%**
Total	521.4	607.8	680.5	164.8	202.3	204.9	227.3	**199.9**	**-12.1%**	**21.3%**

Note: All non-interest expense figures shown on this slide exclude the effect of consolidation/deconsolidation of certain private equity investee companies. See P22 for more details.

Appendix
- Effect of Consolidation / Deconsolidation of Certain PE Investee Companies (Non-interest Expenses): P22
- Number of Employees: P35

14

Dividend Policy

•Target Dividend

Minimum level of cash dividend, paid quarterly since FY2007.3

•Additional Payout

When a sufficient level of profit is achieved, an additional payout is added to the fiscal year-end dividend taking into consideration a pay-out ratio of over 30%

•Full-year Consolidated

Additional payout

Payout Ratio Over 30%

Target dividend

(based on DOE of 3%)

Recent Dividends (per share)

(yen)

1Q

2Q

3Q

4Q

Total

Payout Ratio

FY2006.3

Target Dividend

—

12

—

12

48

30%

Additional Payout

—

—

—

24

FY2007.3

Target Dividend

8

8

8

8

44

48%

Additional Payout

—

—

—

12

FY2008.3

Target Dividend

8.5

8.5

8.5

8.5

34+a

—

Additional Payout

—

—

—

a

Total Return Ratio*

(billions of yen)

FY2006.3

FY2007.3

Target vidend Di

46

61

Additional Payout

46

23

Share Buyback

49

0

Total

141

84

Total Return Ratio

46%

48%

*Total Return Ratio = (Total dividend amount + Share buyback amount) /

Net income

Appendix

Net Income and ROE

Full Year

1-3Q

(billions of yen)

400

20%

15.5%

300

15%

304.3

10.1%

8.3%

200

10%

7.4%

Net income (lhs)

172.3

5.2%

5.4%

175.8

ROE (rhs)

5%

100

119.9

94.7

88.9

0

0%

FY2008.3

FY2003.3

FY2004.3

FY2005.3

FY2006.3

FY2007.3

1-3Q

Net income (lhs)

119.9

172.3

94.7

304.3

175.8

88.9

ROE (rhs)

7.4%

10.1%

5.2%

15.5%

8.3%

5.4% *

Basic net income per share (yen)

61.26

88.82

48.80

159.02

92.25

46.57

Shareholders’ equity per share (yen)

846.40

919.67

962.48

1,083.19

1,146.23

1,170.50

*Annualized

Consolidated Income (Quarter / 1-3Q)

(billions of yen)

	Quarter									1-3Q		
	FY2007.3				FY2008.3			QoQ	YoY	FY2007.3	FY2008.3	YoY
	1Q	2Q	3Q	4Q	1Q	2Q	3Q			1-3Q	1-3Q	
Revenue												
Commissions	79.6	66.1	84.2	107.6	113.0	106.9	**103.4**	**-3.2%**	**22.9%**	229.8	**323.3**	**40.7%**
Fees from investment banking	14.4	26.9	32.3	25.7	29.9	16.2	**20.3**	**25.7%**	**-37.1%**	73.6	**66.4**	**-9.7%**
Asset management and portfolio service fees	29.7	35.5	36.7	44.0	47.3	50.9	**47.6**	**-6.4%**	**29.7%**	101.9	**145.9**	**43.1%**
Net gain on trading	55.8	47.5	89.2	97.5	99.7	7.5	**65.1**	**764.4%**	**-27.0%**	192.5	**172.3**	**-10.5%**
Gain (loss) on private equity investments	9.8	27.5	10.2	0.1	45.8	17.8	**-4.7**	**-**	**-**	47.5	**59.0**	**24.1%**
Interest and dividends	207.9	232.3	262.9	278.2	294.7	246.0	**176.8**	**-28.1%**	**-32.8%**	703.1	**717.5**	**2.0%**
Gain (loss) on investments in equity securities	-20.5	-0.0	-0.2	0.6	-0.5	-24.2	**-7.0**	**-**	**-**	-20.7	**-31.7**	**-**
Private equity entities product sales	21.0	21.7	28.8	28.6	36.5	34.3	**33.9**	**-1.4%**	**17.6%**	71.5	**104.7**	**46.4%**
Other	4.2	11.7	45.4	6.1	16.4	9.0	**-2.8**	**-**	**-**	61.3	**22.6**	**-63.1%**
Total revenue	401.7	469.2	589.5	588.6	682.7	464.5	**432.8**	**-6.8%**	**-26.6%**	1,460.5	**1,579.9**	**8.2%**
Interest expense	195.8	218.2	266.6	277.3	302.0	244.3	**156.7**	**-35.9%**	**-41.2%**	680.7	**702.9**	**3.3%**
Net revenue	205.9	251.0	322.9	311.3	380.7	220.2	**276.1**	**25.4%**	**-14.5%**	779.8	**877.0**	**12.5%**
Non-interest expenses	172.5	177.9	190.8	228.1	237.9	266.7	**230.0**	**-13.7%**	**20.5%**	541.2	**734.6**	**35.7%**
Income before income taxes	33.4	73.1	132.1	83.2	142.8	-46.5	**46.1**	**-**	**-65.1%**	238.6	**142.5**	**-40.3%**
Net income	20.1	43.5	79.1	33.1	76.7	-10.5	**22.6**	**-**	**-71.4%**	142.7	**88.9**	**-37.7%**

18

NOMURA

Main Revenue Items (Quarter / 1-3Q)

(billions of yen)

		Quarter									1-3Q		
		FY2007.3				FY2008.3			QoQ	YoY	FY2007.3	FY2008.3	YoY
		1Q	2Q	3Q	4Q	1Q	2Q	3Q			1-3Q	1-3Q	
Commissions	Stock brokerage commissions (Domestic Retail)	28.0	18.8	22.6	28.9	22.2	20.4	**18.7**	**-8.3%**	**-17.3%**	69.4	**61.2**	**-11.8%**
	Stock brokerage commissions (Other)	13.8	11.8	17.4	30.2	40.3	40.6	**44.5**	**9.4%**	**154.9%**	43.1	**125.4**	**190.9%**
	Other brokerage commissions	2.7	1.9	1.9	0.2	1.7	3.7	**2.4**	**-35.6%**	**21.4%**	6.6	**7.7**	**16.9%**
	Commissions for distribution of investment trusts	25.8	23.1	33.0	38.5	39.2	34.2	**30.6**	**-10.6%**	**-7.2%**	81.9	**104.0**	**26.9%**
	Other	9.2	10.3	9.3	9.8	9.6	8.0	**7.4**	**-8.0%**	**-20.6%**	28.8	**25.0**	**-13.2%**
	Total	79.6	66.1	84.2	107.6	113.0	106.9	**103.4**	**-3.2%**	**22.9%**	229.8	**323.3**	**40.7%**
Fees from Investment Banking	Equity underwriting and distribution	6.3	16.2	19.4	14.7	7.8	6.8	**11.3**	**66.4%**	**-41.8%**	41.8	**25.8**	**-38.2%**
	Bond underwriting and distribution	2.9	4.2	6.7	1.5	2.6	3.6	**2.9**	**-19.1%**	**-56.8%**	13.8	**9.1**	**-33.9%**
	M&A/Financial advisory fees	5.2	6.4	6.1	9.1	18.2	5.7	**5.7**	**1.0%**	**-5.5%**	17.6	**29.6**	**68.1%**
	Other	0.0	0.2	0.1	0.4	1.3	0.1	**0.4**	**274.2%**	**269.7%**	0.3	**1.8**	**475.1%**
	Total	14.4	26.9	32.3	25.7	29.9	16.2	**20.3**	**25.7%**	**-37.1%**	73.6	**66.4**	**-9.7%**
Asset Management and Portfolio Service Fees	Asset management fees	21.7	23.9	28.4	32.2	38.7	39.6	**38.7**	**-2.2%**	**36.4%**	74.0	**117.1**	**58.2%**
	Administration fees	4.5	7.8	4.4	7.2	4.2	6.5	**4.6**	**-29.3%**	**4.1%**	16.8	**15.3**	**-8.5%**
	Custodial fees	3.6	3.7	3.9	4.6	4.4	4.8	**4.3**	**-10.1%**	**10.0%**	11.2	**13.4**	**20.5%**
	Total	29.7	35.5	36.7	44.0	47.3	50.9	**47.6**	**-6.4%**	**29.7%**	101.9	**145.9**	**43.1%**
Net Gain on Trading*	Bonds and other	26.7	34.4	60.0	33.7	47.8	-21.5	**44.7**	**-**	**-25.6%**	121.1	**71.0**	**-41.4%**
	Equity	31.7	12.7	28.9	64.3	51.7	28.2	**25.6**	**-9.3%**	**-11.6%**	73.3	**105.5**	**43.8%**
	Merchant banking	-2.6	0.4	0.2	-0.5	0.2	0.9	**-5.1**	**-**	**-**	-2.0	**-4.1**	**-**
	Net interest revenue	12.1	14.1	-3.7	0.9	-7.3	1.8	**20.1**	**1,033.5%**	**-**	22.4	**14.6**	**-34.8%**
	Total	67.8	61.6	85.5	98.4	92.4	9.3	**85.2**	**815.7%**	**-0.3%**	214.9	**186.9**	**-13.0%**

*Includes net interest revenue

19

NOMURA

Adjustment of Consolidated Results and Segment Results: Income before Income Taxes (Quarter / 1-3Q)

(billions of yen)

	Quarter									1-3Q		
	FY2007.3				FY2008.3			QoQ	YoY	FY2007.3	FY2008.3	YoY
	1Q	2Q	3Q	4Q	1Q	2Q	3Q			1-3Q	1-3Q	
Domestic Retail	42.5	28.2	46.9	43.3	50.6	32.2	**28.5**	**-11.5%**	**-39.2%**	117.6	**111.3**	**-5.4%**
Global Markets	14.3	-3.6	24.1	23.9	26.0	-67.7	**24.4**	**-**	**1.1%**	34.9	**-17.2**	**-**
Global Investment Banking	5.6	16.3	10.9	11.6	20.7	-3.9	**5.7**	**-**	**-47.6%**	32.8	**22.5**	**-31.2%**
Global Merchant Banking	9.8	41.5	6.7	-5.2	40.1	5.4	**-12.3**	**-**	**-**	58.0	**33.2**	**-42.7%**
Asset Management	5.2	11.1	12.2	8.0	12.2	7.7	**8.6**	**12.3%**	**-29.1%**	28.5	**28.5**	**0.2%**
5 Business Segment Total	77.5	93.4	100.8	81.7	149.6	-26.3	**54.9**	**-**	**-45.5%**	271.6	**178.3**	**-34.4%**
Other	-23.0	4.3	43.1	-0.5	-1.8	-1.0	**-3.4**	**-**	**-**	24.4	**-6.2**	**-**
Segment Total	54.4	97.7	143.9	81.2	147.9	-27.3	**51.5**	**-**	**-64.2%**	296.0	**172.1**	**-41.9%**
Unrealized gain (loss) on investments in equity securities held for operating purposes	-20.6	-4.8	-13.1	0.3	-2.6	-23.4	**-7.1**	**-**	**-**	-38.6	**-33.2**	**-**
Effect of consolidation/deconsolidation of certain private equity investee	-0.4	-19.8	1.3	1.6	-2.4	4.3	**1.7**	**-60.9%**	**27.8%**	-18.9	**3.6**	**-**
Total	33.4	73.1	132.1	83.2	142.8	-46.5	**46.1**	**-**	**-65.1%**	238.6	**142.5**	**-40.3%**

Note: We operate five business divisions: Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as "Other" operating results outside business segments in our segment information. Unrealized gain (loss) on investments held for operating purposes and the effects of consolidation and deconsolidation of certain investments in our private equity business are classified as reconciling items outside our segment information.

20

Consolidated Balance Sheet

Collateralized agreements, Collateralized financing and Trading assets and private equity investments declined due to the reduction of fixed income positions in conjunction with initiatives to focus on core businesses in U.S.

(billions of yen)

Mar. 31, 2007

Dec. 31, 2007

% Change

Mar. 31, 2007

Dec. 31, 2007

% Change

Assets

Liabilities

Cash and cash deposits

1,054

1,490

41.4%

Short-term borrowings

1,094

1,268

16.0%

Payables and deposits

1,346

1,359

1.0%

Loans and receivables

1,618

1,890

16.8%

Collateralized financing

20,599

9,480

-54.0%

Trading liabilities

4,800

5,006

4.3%

Collateralized agreements

17,838

8,593

-51.8%

Other liabilities

846

815

-3.6%

Long-term borrowings

5,003

5,944

18.8%

Trading assets and private equity investments

13,178

11,874

-9.9%

Total liabilities

33,687

23,872

-29.1%

Shareholders’ equity

Other assets

2,185

2,258

3.4%

Total shareholders’ equity

2,186

2,235

2.2%

Total assets

35,873

26,106

-27.2%

Total liabilities and shareholders’ equity

35,873

26,106

-27.2%

NOMURA

Effect of Consolidation/Deconsolidation of Certain Private Equity Investee Companies (Non-interest Expenses)

(billions of yen)

	Full Year			Quarter						
	FY2005.3	FY2006.3	FY2007.3	FY2007.3				FY2008.3		
				1Q	2Q	3Q	4Q	1Q	2Q	3Q
Compensation and benefits	275.0	325.4	345.9	82.8	79.1	86.7	97.4	105.6	97.7	**97.1**
Fixed-type compensation and benefits	159.6	170.4	182.8	43.8	44.3	44.3	50.4	50.8	51.1	**50.1**
Segment total	151.1	160.7	173.4	41.7	41.9	41.9	47.9	47.9	48.6	**47.8**
Private equity investee companies	8.5	9.7	9.4	2.1	2.4	2.4	2.5	2.9	2.5	**2.3**
Variable-type compensation and benefits	115.4	155.0	163.1	39.0	34.8	42.4	47.0	54.8	46.6	**46.9**
Segment total	113.6	150.5	157.6	37.7	33.4	40.9	45.6	52.8	45.8	**45.6**
Private equity investee companies	1.8	4.5	5.5	1.2	1.4	1.5	1.4	2.0	0.8	**1.3**
Commissions and floor brokerage	23.9	32.9	50.8	10.3	10.3	12.0	18.2	23.0	23.3	**19.5**
Segment total	22.1	31.4	49.8	9.8	10.1	11.8	18.1	22.7	22.6	**20.4**
Private equity investee companies	1.8	1.5	1.0	0.4	0.2	0.2	0.1	0.3	0.8	**-0.9**
Information processing and communications	81.4	89.6	110.0	23.2	27.4	27.3	32.1	29.3	34.9	**34.0**
Segment total	80.9	89.1	109.5	23.0	27.3	27.2	32.0	29.2	34.7	**33.9**
Private equity investee companies	0.5	0.5	0.5	0.2	0.1	0.1	0.1	0.1	0.2	**0.2**
Occupancy and related depreciation	53.5	55.0	61.3	14.4	13.7	14.6	18.5	17.4	16.4	**15.7**
Segment total	50.8	50.8	57.4	13.4	12.9	13.5	17.6	15.9	15.1	**14.3**
Private equity investee companies	2.7	4.3	3.9	1.0	0.9	1.1	0.9	1.5	1.3	**1.4**
Business development expenses	28.2	32.8	38.1	7.8	9.8	9.2	11.2	9.6	10.5	**10.1**
Segment total	26.2	30.6	35.3	7.2	9.2	8.4	10.4	8.8	9.9	**9.5**
Private equity investee companies	2.0	2.2	2.8	0.6	0.6	0.8	0.8	0.8	0.6	**0.7**
Other	87.6	115.4	106.0	22.7	25.7	23.6	34.1	30.1	62.7	**32.7**
Segment total	76.6	94.7	97.5	22.4	23.3	21.1	30.8	27.6	50.6	**28.5**
Private equity investee companies	11.0	20.8	8.5	0.3	2.4	2.5	3.4	2.4	12.1	**4.2**
Private equity entities cost of goods sold	44.7	48.8	57.2	11.4	11.8	17.4	16.6	22.9	21.2	**20.8**
Total non-interest expenses	594.4	700.1	769.3	172.5	177.9	190.8	228.1	237.9	266.7	**230.0**
Segment total	521.4	607.8	680.5	155.3	158.0	164.8	202.3	204.9	227.3	**199.9**
Private equity investee companies	73.0	92.2	88.9	17.2	19.9	26.0	25.8	33.0	39.4	**30.2**

Note: In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.

22

NOMURA

Domestic Retail Related Data (1)

	Full Year					Quarter						
	FY2003.3	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2007.3 1Q	FY2007.3 2Q	FY2007.3 3Q	FY2007.3 4Q	FY2008.3 1Q	FY2008.3 2Q	FY2008.3 3Q
Stock brokerage commissions (billions of yen)	48.2	92.1	103.0	153.6	98.3	28.0	18.8	22.6	28.9	22.2	20.4	**18.7**
Commissions for distribution of investment trusts* (billions of yen)	34.9	46.9	49.9	95.9	124.7	28.0	23.9	33.7	39.1	39.6	35.4	**31.4**
Bond investment trusts commission	16.9	11.1	6.4	3.5	2.3	0.6	0.7	0.5	0.4	0.3	0.3	**0.3**
Stock investment trusts commission	11.6	21.5	31.6	74.2	114.5	23.2	22.1	32.3	36.9	37.3	32.9	**30.1**
Foreign investment trusts commission	6.4	14.2	11.9	18.2	7.9	4.2	1.1	0.9	1.7	1.9	2.2	**1.1**
Domestic distribution volume of investment trusts* (trillions of yen)	11.9	13.7	14.2	20.5	21.4	5.0	4.7	5.6	6.2	6.3	5.5	**4.9**
Bond investment trusts	8.6	10.1	10.4	14.3	14.4	3.3	3.0	3.9	4.3	4.3	3.6	**3.3**
Stock investment trusts	1.3	1.6	2.3	4.5	6.0	1.3	1.4	1.6	1.6	1.7	1.5	**1.2**
Foreign investment trusts	2.1	2.1	1.4	1.7	1.0	0.3	0.2	0.2	0.3	0.3	0.4	**0.3**
Other (billions of yen)												
Outstanding value of annuity insurance policies (end of the period)	166.6	261.6	446.4	683.3	990.4	791.0	861.1	927.3	990.4	1,063.4	1,114.8	**1,165.3**
Sales of JGBs for individual investors (transaction base)	101.3	1,271.6	1,290.6	747.8	615.2	189.0	187.3	130.4	108.5	159.7	68.4	**41.4**
Retail foreign currency bond sales	2,284.7	1,990.0	1,154.4	1,119.2	677.1	166.4	195.9	184.5	130.2	129.9	154.1	**286.9**

* Nomura Securities

23

Domestic Retail Related Data (2)

Domestic Client Assets*

Other***

Overseas mutual funds Bond investment trusts Stock investment trusts Domestic bonds**

Foreign currency bonds Equities

(trillions of yen)

100

85.2

88.3

84.3

80.5

81.3

80

61.2

60

54.8

40.6

40

20

0

Mar.31, 2003

Mar.31, 2004

Mar.31, 2005

Mar.31, 2006

Mar.31, 2007

Jun.30, 2007

Sep.30, 2007

Dec.31, 2007

Equities

17.1

28.9

33.5

49.3

48.5

49.8

45.9

43.3

Foreign currency bonds

3.7

4.0

4.0

3.6

3.3

3.1

3.0

2.9

Domestic bonds**

8.5

10.0

11.8

13.1

16.4

16.9

17.2

17.1

Stock investment trusts

2.2

3.0

3.3

5.3

7.4

8.5

8.7

8.7

Bond investment trusts

6.5

5.5

4.9

4.5

4.7

5.0

4.7

4.6

Overseas mutual funds

1.1

1.6

1.9

2.3

2.0

2.0

1.9

1.9

Other***

1.6

1.7

1.9

2.3

2.9

3.0

2.9

2.8

Total

40.6

54.8

61.2

80.5

85.2

88.3

84.3

81.3

* Domestic Client Assets = Total of client assets in custody in Domestic Retail (including regional financial institutions) and Financial Management Division

** Includes CBs and warrants

*** Includes variable annuity insurance

Domestic Retail Related Data (3) Domestic Client Assets Net Asset Inflow *

Full Year

Quarter

(billions of yen)

8,000

6,749

5,975

6,000

4,581

4,000

3,391

1,788

1,687

2,000

1,582

897

0

FY2008.3

FY2003.3

FY2004.3

FY2005.3

FY2006.3

FY2007.3

1Q 2Q 3Q

*Domestic Client Assets excludes portion from regional financial institutions Note: Net Asset Inflow = Asset Inflow – Asset Outflow

Domestic Retail Related Data (4) Number of Accounts* / IT Share**

(thousands)

Mar. 31,2003 Mar. 31,2004 Mar. 31,2005 Mar. 31,2006 Mar. 31,2007 Jun. 30,2007 Sep. 30,2007 Dec. 31,2007 Accounts with balance 3,418 3,460 3,678 3,780 3,953 4,002 4,066 4,117 Equity holding accounts 1,311 1,379 1,680 1,745 1,853 1,877 1,932 1,969 Nomura Home Trade (online trading accounts) 1,141 1,367 1,716 1,969 2,243 2,340 2,575 2,686

Full Year

Quarter

FY2008.3

FY2003.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3

1Q 2Q 3Q New accounts (individual) (thousands) 237 297 425 343 417 135 162 148 IT share**

No. of orders 41% 49% 52% 55% 55% 57% 58% 57% Transaction value 14% 22% 24% 27% 27% 27% 29% 29%

* Total of Domestic Retail and Financial Management Division

**IT share is the percentage of trades via Nomura Home Trade and Telephone Answer comprising the total of cash stock transactions and kabushiki-mini-toshi (odd lot stock investment)

Global Merchant Banking Related Data Business Exposure Terra Firma Europe (excluding Terra Firma) Japan

(billions of yen) 600 543.4 546.8 500 457.6 439.1 412.7 421.0 400 375.7 301.6 300 231.2 219.6 202.7 209.6 200 132.1 98.7 84.5 100 35.9 0

	Mar. 31,2003	Mar. 31,2004	Mar. 31,2005	Mar. 31,2006	Mar. 31,2007	Jun. 30,2007	Sep. 30,2007	Dec. 31,2007
Japan	20.1	68.9	108.4	59.9	195.5	183.9	168.4	172.0
Europe (excluding Terra Firma)	15.9	15.6	23.7	38.8	35.7	35.7	34.3	37.6
Sub Total	35.9	84.5	132.1	98.7	231.2	219.6	202.7	209.6
Terra Firma	265.7	291.2	325.5	340.4	312.2	327.1	210.0	211.4
Total	301.6	375.7	457.6	439.1	543.4	546.8	412.7	421.0

Notes: 1. Amount of exposure in Japan is total of Nomura Principal Finance (NPF), Nomura Financial Partners (NFP), Nomura Research & Advisory (NR&A) and others.

2. Amount of exposure in Europe (excluding Terra Firma) is total of Private Equity Group (PEG) and Nomura Phase4 Ventures (NPV). 27

Asset Management Related Data (1) Total Assets Under Management (trillions of yen)

35

30.6

30.3

29.7

30

27.0

25

23.1

20

17.9

17.6

15.9

15

10

5

0

Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Jun. 30, 2007 Sep. 30, 2007 Dec. 31, 2007

Notes: 1. Total assets under management of Nomura Asset Management, Nomura Corporate Research and Asset Management, Nomura Funds Research and Technologies, MAINTRUST KAG, and Nomura Funds Research and Technologies America. Adjusted for asset overlap amongst group companies. Data until March 31, 2006, include Nomura BlackRock Asset Management. 2. Nomura Funds Research and Technologies America data as of end of Nov. 2007. 28

Asset Management Related Data (2) Nomura Asset Management Assets Under Management 25

30 25.9 29.2 28.9 27.9 20 14.2 15.7 16.0 21.0

15 10 5 0

Mar. 31 2003 Mar. 31 2004 Mar. 31 2005 Mar. 31 2006 Mar. 31 2007 Jun. 30 2007 Sep. 30 2007 Dec. 31 2007

Public stock investment trusts Public bond investment trusts Privately placed investment trusts Domestic investment advisory Overseas investment advisory

(trillions of yen)

Assets Under Management

Mar. 31

Mar. 31

Mar. 31

Mar. 31

Mar. 31

Jun. 30

Sep. 30

Dec. 31

2003

2004

2005

2006

2007

2007

2007

2007

Investment trusts

10.7

11.3

10.8

14.0

18.8

22.0

20.6

19.8

Public stock investment trusts

3.2

4.5

4.4

6.9

10.8

13.3

12.4

11.9

Public bond investment trusts

7.3

6.3

5.6

5.6

5.8

6.2

5.8

5.7

Privately placed investment trusts

0.2

0.4

0.8

1.5

2.2

2.4

2.3

2.3

Investment advisory

3.6

4.4

5.1

7.0

7.1

7.3

8.3

8.1

Domestic investment advisory

2.9

3.0

3.2

4.0

3.7

3.9

5.0

5.0

Overseas investment advisory

0.7

1.4

2.0

3.0

3.4

3.4

3.3

3.1

Total

14.2

15.7

16.0

21.0

25.9

29.2

28.9

27.9

Net Asset Inflows Full Year FY2003.3 FY2004.3 FY2005.3 FY2006.3

FY2007.3

Quarter 1Q

FY2008.3 2Q

3Q

Public stock investment trusts

0.8

0.1

-0.1

1.0

3.8

2.0

0.0

0.2

Exclude ETF

0.2

-0.1

0.2

1.4

3.7

1.2

0.7

0.1

Public bond investment trusts

-3.1

-1.0

-0.7

0.0

0.2

0.5

-0.4

-0.1

Privately placed investment trusts

0.1

0.1

0.3

0.5

0.7

0.2

0.0

0.0

Net Asset Inflows

-2.2

-0.7

-0.5

1.5

4.6

2.6

-0.4

0.0

NOMURA

Asset Management Related Data (3)

Domestic Public Investment Trust Market and Nomura Asset Management Market Share

(trillions of yen)

		Mar. 31, 2003	Mar. 31, 2004	Mar. 31, 2005	Mar. 31, 2006	Mar. 31, 2007	Jun. 30, 2007	Sep. 30, 2007	Dec. 31, 2007
Nomura Asset Management	Stock investment trusts	3.2	4.5	4.4	6.9	10.8	13.3	12.4	**11.9**
	Bond investment trusts	7.3	6.3	5.6	5.6	5.8	6.2	5.8	**5.7**
	Public stock investment trusts, Nomura's share (%)	19%	19%	15%	15%	18%	20%	18%	**18%**
	Public bond investment trusts, Nomura's share (%)	40%	40%	42%	42%	44%	44%	45%	**44%**
Market Total	Stock investment trusts	16.3	23.3	28.9	45.0	59.4	67.9	67.5	**66.8**
	Bond investment trusts	18.1	15.8	13.5	13.5	13.2	14.1	12.9	**13.0**

Source: Investment Trusts Association, Japan

AUM of Products Supplied to Banks and Japan Post Bank

(billions of yen)

	Mar. 31, 2005	Mar. 31, 2006	Mar. 31, 2007	Jun. 30, 2007	Sep. 30, 2007	Dec. 31, 2007
Banks*	330	791	1,935	2,191	2,124	**1,882**
Japan Post Bank (Japan Post)	0	90	425	537	569	**576**

*Excludes Japan Post Bank and Nomura Trust & Banking. Figure for March 31, 2007, has been reclassified based on estimation method used for June 30, 2007

AUM in Key Funds

	Mar. 31, 2005	Mar. 31, 2006	Mar. 31, 2007	Jun. 30, 2007	Sep. 30, 2007	Dec. 31, 2007
My Story Profit Distribution-type Fund B	0	454	1,537	1,955	2,099	**2,115**
Global REIT Open	18	307	684	735	668	**520**
Nomura Global Six Assets Diversified Fund	0	59	333	414	435	**441**
Nomura Global High Interest Rate Currencies Fund	0	0	0	0	209	**419**
Global Attractive Dividend Stock Fund (Monthly)	0	0	411	504	463	**383**
Nomura Global All Stars	0	0	263	324	314	**292**
Asia Attractive Dividend Stock Fund	0	0	341	413	389	**288**
Global High Income Stock Fund	10	24	180	271	308	**288**
Nomura New Global High Interest Rate Currencies Fund	0	0	0	0	0	**246**
Nomura Japan-US REIT Fund	3	18	348	388	339	**281**

30

NOMURA

Third Quarter Achievements

Domestic Retail

- **Newly-launched Investment Trusts**
  - Nomura New Global High Interest Rate Currencies Fund (launched 11/27/2007) AUM as of 12/31/2007 : 244.6 billion yen
- **Existing Investment Trusts**
  - Nomura Global High Interest Rate Currencies Fund — Oct-Dec sales : Approx. 200 billion yen
  - Schroders Latin America Stock Fund — Oct-Dec sales : Approx. 130 billion yen
- **New Bond Issues**
  - Toyota Motor Credit Corporation (euro AUD bond) — Issue amt.: AUD 930 million (total of SB and step-up bond)

Global Markets

- **Large International Bond Underwritings**
  - European Investment Bank: 5 billion euros
- **Equity Derivatives:** Completed 22 fund derivative contracts (total amount: approx. 507 million euros)
- **Loan-related Business:** Approx. 69.3 billion yen
  - Nomura Capital Investment (NCI): Total of approx. 61.3 billion yen

Global Investment Banking

- **Major Deals**
  - IPO — Sony Financial Holdings: 348 billion yen
  - REIT — Industrial & Infrastructure Fund Investment Corp.: 38 billion yen
  - M&A — Tender offer by Japan Tobacco for Katokichi: 175 billion yen
    Management integration of TIS and INTEC Holdings: 147 billion yen
    Tender offer by Asahi Breweries for Asahi Soft Drinks: 54 billion yen

Joinvest Securities

	2006			2007			
	June	September	December	March	June	September	December
Number of Accounts	40,156	61,554	75,562	129,516	166,387	183,267	**205,668**
Margin Trading Accounts	1,224	3,182	5,805	9,054	11,272	13,519	**15,873**
Monthly Transaction Value (millions of yen)	54,919	177,096	316,303	591,354	699,710	573,236	**695,415**
Margin Transaction Value	19,472	100,698	191,666	386,363	453,191	405,078	**499,429**
Assets in Custody (millions of yen)	47,754	113,301	171,540	256,215	319,248	342,276	**364,367**

31

NOMURA

League Tables

Global Equity & Equity-related (Japan)

Rank	Bookrunner	Jan. 1, 2007 - Dec. 31, 2007 Proceeds (USD mil)	Mkt. Share	No. of Deals
1	Nomura	10,378.8	40.9%	75
2	Daiwa Securities SMBC	2,584.9	10.2%	60
3	Nikko Citi	2,515.5	9.9%	29
4	Mitsubishi UFJ Financial Group	2,493.9	9.8%	22
5	JP Morgan	2,300.8	9.1%	3
6	Mizuho Financial Group	1,529.3	6.0%	33
7	Morgan Stanley	1,243.8	4.9%	6
8	Merrill Lynch	612.0	2.4%	3
9	Shinko Securities	456.6	1.8%	24
10	UBS	437.3	1.7%	4

Any Japanese Involvement Financial Advisors

Announced deals, value base

Rank	Advisor	Jan. 1, 2007 - Dec. 31, 2007 Rank Value (USD mil)	Mkt. Share	No. of Deals
1	Nomura	34,495.4	22.4%	155
2	Citi	23,032.6	15.0%	96
3	GCA	21,966.5	14.3%	25
4	Merrill Lynch	21,133.8	13.7%	20
5	Goldman Sachs	18,965.2	12.3%	31
6	Mitsubishi UFJ Financial Group	18,386.2	11.9%	113
7	Morgan Stanley	17,502.7	11.4%	29
8	Mizuho Financial Group	16,020.8	10.4%	101
9	Daiwa Securities SMBC	15,096.1	9.8%	130
10	JP Morgan	14,032.3	9.1%	23

Global & Euro Yen Bonds

Rank	Bookrunner	Jan. 1, 2007 - Dec. 31, 2007 Proceeds (JPY mil)	Mkt. Share	No. of Issues
1	Nikko Citi	1,424,757.2	23.5%	76
2	Morgan Stanley	730,336.5	12.0%	23
3	Deutsche Bank	445,612.0	7.3%	30
4	Daiwa Securities SMBC	367,739.8	6.1%	21
5	Nomura	320,152.0	5.3%	15
6	Barclays Capital	271,079.1	4.5%	23
7	Merrill Lynch	268,859.8	4.4%	7
8	BNP Paribas	255,970.0	4.2%	44
9	Mitsubishi UFJ Financial Group	235,812.8	3.9%	9
10	Bank of America Securities	230,000.0	3.8%	1

Domestic Straight Bonds (excluding self-funding)

Rank	Bookrunner	Apr. 1, 2007 - Dec. 31, 2007 Proceeds (JPY mil)	Mkt. Share	No. of Issues
1	Mizuho Financial Group	1,772,957.9	24.9%	88
2	Daiwa Securities SMBC	1,485,585.3	20.8%	74
3	Nomura	1,319,135.7	18.5%	89
4	Mitsubishi UFJ Financial Group	1,304,165.6	18.3%	77
5	Nikko Citi	563,278.3	7.9%	36
6	Merrill Lynch	110,814.3	1.6%	10
7	UBS	110,000.0	1.5%	4
8	Shinko Securities	108,833.3	1.5%	10
9	Credit Suisse Securities	91,666.7	1.3%	7
10	Goldman Sachs & Co	84,985.5	1.2%	7

Source: Thomson Financial

32

NOMURA

Market Share Data

(trillions of yen)

Secondary Market Share Data

	Full Year FY2003.3	FY2004.3	FY2005.3	FY2006.3	FY2007.3	Quarter FY2008.3 1Q	2Q	3Q
Individual Equity Agency Transactions Share								
Market	52.0	105.9	144.7	308.3	270.2	67.2	62.9	**52.3**
Nomura Securities' share	16%	10%	8%	7%	5%	4%	4%	**4%**
Off-floor/Off-exchange Equity Trading Share								
Off-floor market	33.2	31.9	33.2	48.6	48.2	13.4	11.4	**11.0**
Off-exchange	14.1	19.3	21.1	30.5	42.8	14.2	11.8	**11.7**
Nomura Securities' share	20%	16%	17%	21%	21%	22%	22%	**19%**
JGB Auction Share								
Market	68.1	74.4	80.1	80.7	85.3	21.7	21.2	**21.5**
Nomura Securities' share	15%	16%	18%	11%	11%	11%	9%	**9%**
Bond Secondary Trading Share								
Market	1,129	1,235	1,361	1,296	1,341	353	386	**387**
Nomura Securities' share	14%	16%	15%	13%	11%	10%	10%	**10%**

Primary Market Share Data

	FY2003.3	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3 1-3Q (accumulated)
Global Equity and Equity-related Japan						
Nomura's share	30%	30%	25%	26%	33%	**39%**
Japanese IPO						
Nomura's share	11%	27%	32%	20%	21%	**47%**
Japanese PO						
Nomura's share	50%	33%	25%	27%	40%	**43%**
Convertible Bonds						
Nomura's share	13%	28%	19%	34%	34%	**18%**
Global and Euro Yen Bonds						
Nomura's share	21%	31%	23%	23%	7%	**4%**
Straight Bonds, Lead Manager (excl. self-funding)						
Nomura's share	26%	19%	17%	18%	14%	**17%**

Source: Thomson Financial (Value base)

33

Value at Risk

Definition

From April 2, 2007 to December 31, 2007 (billions of yen)

99% confidence level (2.33 standard dev.)

Maximum:

7.8

1-day time horizon for outstanding portfolio

Minimum:

4.6

Inter-product price fluctuations considered

Average:

5.8

(billions of yen)

End of the period

Mar. 2003

Mar. 2004

Mar. 2005

Mar. 2006

Mar. 2007

Jun. 2007

Sep. 2007

Dec. 2007

Equity

1.5

3.3

3.0

6.0

4.6

4.7

3.3

3.8

Interest Rate

2.3

2.0

2.8

3.3

3.7

3.5

3.2

2.4

Foreign Exchange

0.2

0.5

0.7

1.4

1.4

2.4

2.6

4.2

Sub-total

4.0

5.8

6.5

10.7

9.8

10.6

9.1

10.4

Diversification Benefit

-0.9

-1.9

-2.4

-3.7

-3.6

-4.2

-3.5

-5.0

VaR

3.1

3.9

4.1

7.0

6.2

6.4

5.6

5.4

Number of Employees

Mar. 2003

Mar. 2004

Mar. 2005

Mar. 2006

Mar. 2007

Dec. 2007

Japan (excluding FA, SA)*

9,285

9,185

9,236

9,618

10,667

11,685

Japan (FA, SA)

1,986

1,915

1,875

1,948

2,174

2,415

Europe

1,389

1,403

1,535

1,515

1,791

1,912

Americas

797

866

1,026

1,073

1,322

1,118

Asia/Oceania

616

655

718

778

900

1,046

Total

14,073

14,024

14,390

14,932

16,854

18,176

Note: Headcount figures have been reclassified to include certain contract employees since September 2007.

Certain reclassifications of previously reported amounts have been made to conform to the current presentation. *Excludes employees of private equity investee companies

Full Year

NOMURA

Consolidated Income (Annually)

(billions of yen)

	FY2003.3	FY2004.3	FY2005.3	FY2006.3	FY2007.3
Revenue					
Commissions	141.6	210.2	222.0	356.3	337.5
Fees from investment banking	81.8	87.0	92.3	108.8	99.3
Asset management and portfolio service fees	79.3	66.2	78.5	102.7	146.0
Net gain on trading	172.3	229.0	201.7	304.2	290.0
Gain (loss) on private equity investments	-14.4	13.1	7.7	12.3	47.6
Interest and dividends	368.7	343.3	401.4	693.8	981.3
Gain (loss) on investments in equity securities	-41.3	55.9	15.3	67.7	-20.1
Private equity entities product sales	6.2	17.6	75.1	88.2	100.1
Other	13.4	23.6	32.3	58.8	67.4
Total revenue	807.7	1,045.9	1,126.2	1,792.8	2,049.1
Interest expense	241.4	242.8	327.0	647.2	958.0
Net revenue	566.3	803.1	799.2	1,145.7	1,091.1
Non-interest expenses	518.9	520.4	594.4	700.1	769.3
Income from continuing operations before income taxes	47.4	282.7	204.8	445.6	321.8
Income from discontinued operations before income taxes	-	-	-	99.4	-
Income before income taxes	47.4	282.7	204.8	545.0	321.8
Net income from continuing operations	119.9	172.3	94.7	256.6	175.8
Net income from discontinued operations	-	-	-	47.7	-
Net income	119.9	172.3	94.7	304.3	175.8

Note: In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.

37

Main Revenue Items (Annually)

(billions of yen)

FY2003.3

FY2004.3

FY2005.3

FY2006.3

FY2007.3

Stock brokerage commissions (Domestic Retail)

48.2

92.1

103.0

153.6

98.3

Stock brokerage commissions (Other)

29.3

45.4

40.2

79.5

73.2

Other brokerage commissions

7.6

12.2

13.0

14.3

6.8

Commissions

Commissions for distribution of investment trusts

30.5

37.3

41.7

85.1

120.5

Other

26.0

23.2

24.1

23.8

38.6

Total

141.6

210.2

222.0

356.3

337.5

Equity underwriting and distribution

24.6

44.7

49.1

57.3

56.6

Fees from

Bond underwriting and distribution

37.0

26.4

20.5

21.2

15.3

Investment

M&A/Financial advisory fees

16.8

15.8

22.6

30.3

26.7

Banking

3.4

0.1

0.1

0.1

0.7

Other

Total

81.8

87.0

92.3

108.8

99.3

Asset

Asset management fees

60.2

44.2

51.1

68.5

106.3

Management

Administration fees

10.0

12.1

16.1

20.6

24.0

and Portfolio

9.1

9.9

11.3

13.6

15.7

Custodial fees

Service Fees

Total

79.3

66.2

78.5

102.7

146.0

Bonds and other

133.6

152.3

120.9

150.9

154.9

Equity

35.9

75.2

76.8

148.1

137.6

Net Gain on

Trading*

Merchant banking

2.8

1.5

4.0

5.2

-2.5

Net interest revenue

127.3

100.4

74.3

46.6

23.3

Total

299.6

329.4

276.0

350.8

313.4

*Includes net interest revenue

NOMURA

Adjustment of Consolidated Results and Segment Results: Income before Income Taxes (Annually)

(billions of yen)

		FY2003.3	FY2004.3	FY2005.3	FY2006.3	FY2007.3
Domestic Retail		35.7	79.5	81.2	197.2	160.9
Global Markets		93.6	120.8	60.2	157.7	58.8
Global Investment Banking		12.8	17.2	29.2	51.5	44.4
Global Merchant Banking		-15.3	0.5	-3.0	55.4	52.8
Asset Management		4.0	0.5	10.0	20.6	36.5
5 Business Segment Total		130.8	218.5	177.5	482.5	353.3
Other		-41.6	7.0	10.1	-30.5	23.9
Segment Total		89.2	225.5	187.6	452.0	377.3
Unrealized gain (loss) on investments in equity securities held for operating purposes		-43.0	54.7	8.4	59.3	-38.2
Effect of consolidation/deconsolidation of certain private equity investee companies		1.2	2.4	8.9	-65.7	-17.3
US GAAP	Income from continuing operations before income taxes	47.4	282.7	204.8	445.6	321.8
	Income from discontinued operations before income taxes	-	-	-	99.4	-
	Total	47.4	282.7	204.8	545.0	321.8

Notes:1. In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.
2. In April 2005, Global Wholesale was reorganized into Global Markets, Global Investment Banking and Global Merchant Banking.
3. In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.
4. Global Markets figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition from those of FY2005.3 onward.
5. In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

39

Nomura Holdings, Inc.

www.nomura.com